Exhibit 1

For immediate release

CanWest MediaWorks Inc. Comments on CRTC Conventional Television Policy Decision

TORONTO, Ontario, May 17, 2007 – Kathy Dore, President of Television and Radio for CanWest MediaWorks Inc., responded today to the Canadian Radio-Television and Telecommunications Commission’s (CRTC) decisions regarding its review of policies and regulations governing conventional television stations in Canada.

Regarding the Commission’s review of advertising regulations, CanWest is encouraged by the attention paid to the significant issues raised.

“The decision to enable flexibility in advertising, our sole source of revenue, promotes the viability of conventional television in Canada,” said Ms. Dore.

“The Commission’s decision to end analog broadcasts two years following the U.S. shut off is welcomed by CanWest,” said Ms. Dore. “However, we are concerned by the Commission’s decision to tie the build out of over-the-air HD transmitters with the provision of simulcast and priority carriage for conventional television. We look forward to further discussing this requirement and its impact with the Commission.”

As well, CanWest is pleased with the Commission’s reaffirmation of its 1999 decision not to reinstate expenditure requirements for conventional broadcasters.

“In today’s multiplatform environment, conventional broadcasters require flexibility in meeting audience needs in order to compete effectively with unregulated parties and others that receive fees,” continued Ms. Dore.

CanWest is disappointed by the Commission’s decision to deny compensation for carriage of over-the-air signals as well as address the serious impact of distant signals and time-shifting on our revenues. This is especially problematic given the increased competition from foreign signals, specialty services and unregulated services which, for the most part, receive payment for their services from distributors.

About CanWest MediaWorks Inc.

CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp, (CanWest) (NYSE: CWG; TSX: CGS and CGS.A, www.canwestglobal.com). CanWest, an international media company, is Canada’s largest media company. In addition to owning the Global Television network, CanWest is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Singapore, Turkey, the United States and the United Kingdom.

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For further information, please contact:

Debbie Hutton

416-383-2442

dhutton@canwest.com